Exhibit 99.2

CROSS REFERENCE SHEET

Information Relating to Provincial Debt	Location in 2006/07 Public Accounts
CONTINGENT LIABILITIES
Litigation	p. 61 (25)(b)
Other Contingent Liabilities	p. 61 (25)(b)
Environmental Clean-up	p. 61 (25)(b)
Aboriginal Land Claims	p. 61 (25)(b)
Crown Corporations	p. 62 (25)(b)
COMMITMENTS	p. 63 (25)(c)